Exhibit 12.1



                        CBL & Associates Properties, Inc.
           Computation of Ratios of Earnings to Combined Fixed Charges
                             and Preferred Dividends
                          (in thousands, except ratios)


                                                                       Year Ended December 31,
                                                   -----------------------------------------------------------------
                                                       2005         2004         2003         2002        2001
                                                   -----------------------------------------------------------------
Earnings:
    Income before discontinued operations,
       equity in earnings and minority interest in
       earnings                                       $478,993     $376,315     $395,811     $283,571    $256,531
    Fixed charges less capitalized
       interest and preferred dividends                210,914      177,219      154,116      143,125     156,404

    Distributed income of equity investees               7,492        8,801        4,150        5,599       5,964
    Equity in losses of equity investees for which
       charges arise from guarantees                    (1,020)           -          (39)         (12)          -
    Minority interest in earnings of subsidiaries
       that have not incurred fixed charges             (3,700)      (3,554)      (2,254)      (1,782)       (136)
                                                   -----------------------------------------------------------------
    Total earnings                                    $692,679     $558,781     $551,784     $430,501    $418,763
                                                   =================================================================


Combined fixed charges and preferred dividends (1):
    Interest expense (2)                              $210,914     $177,219     $154,116     $143,125    $156,404
    Capitalized interest                                 8,715        4,517        5,974        5,593       5,860
    Preferred dividends                                 30,568       18,309       19,633       10,919       6,468
                                                   -----------------------------------------------------------------
    Total combined fixed charges and preferred
        dividends                                     $250,197     $200,045     $179,723     $159,637    $168,732
                                                   =================================================================
Ratio of earnings to combined fixed charges               2.77         2.79         3.07         2.70        2.48
                                                   =================================================================

(1) The interest portion of rental expense is not calculated because the rental expense of the company is not significant.

(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

     The Company  computes the ratios of earnings to combined  fixed charges and preferred stock dividends by dividing earnings by combined fixed charges and preferred stock dividends. For this purpose, earnings consist of pre-tax income from continuing operations before extraordinary items and fixed charges (excluding capitalized interest), adjusted, as applicable, for our proportionate share of earnings of 50 percent-owned affiliates and distributed earnings from less than 50 percent-owned affiliates. Fixed charges consist of interest expense (including interest costs capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.